SALAMON GROUP INC.
1401 F Street B200
Modesto, CA 95354

October 25, 2011

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Salamon Group Inc.
Form 10-K for the year ended December 31, 2010
Filed April 15, 2011
Form 10-Q/A filed August 23, 2011
Form 8-K filed May 13, 2011
File No. 0-50530

Dear Sir or Madam:

We herein provide our response to your comments contained in your letter of September 29, 2011.

Form 10-K for the year ended December 31, 2010

Signatures, page 14

1.	We will amend the December 31, 2010 10-K to include the signatures and date signed in accordance with General Instruction D to Form 10-K.

Report of Independent Registered Public Accounting Firm, page F-1

2.

We will amend the December 31, 2010 10-K to include a revised audit report from Manning Elliott that covers all the periods presented in the financial statements, including the period from April 27, 2001 (inception) to December 31, 2010.

3.	Manning Elliott has revised its audit report which we will include in the amended 10-K to be filed and in future filings.

Exhibit 31.1

4.	At this time the CEO and Principal Accounting Officer is also our Principal Financial Officer. We will revise future filings accordingly.

Form 10-Q/A for the quarterly period ended June 30, 2011

Item 1, Financial Statements, page 3

Consolidated Balance Sheets, page 3

5.	We will revise future filings to disclose our accounting policies for deferred revenues and its representation.

Note 8-Acquistion of Sunlogics Power, page 10

6.

a) In accordance with ASC 805-50-30-1, asset acquisition in which the consideration given is not in the form of cash, the measurement is based on either the cost which shall be measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measured.

Given that Salamon Group Inc. is a publicly traded company, we believe the fair value of consideration given would provide a more reliable measure than to fair value the intangible assets acquired. In addition, we have communicated this matter with the SEC Office of Chief Accountant on a no-name basis, and it was noted that the fair value of consideration given would be a more suitable measure. The closing price on May 12, 2011 was $0.0899.

Consideration Given:

20,000,000 restricted shares (valued based on the closing price on acquisition date) = $1,798,000

20,000,000 warrants exercisable @ $0.001 (valued based on the Black Scholes model and using the following assumptions: expected life 5yrs, volatility 125%, risk free rate 0.07%) = $1,785,988

Fair value of 20,000,000 shares @$0.0899 and 20,000,000 warrants ($1,785,988) = $3,583,988.

As the shares and warrants has a restrictive legend (i.e. holding period is 6 months), a discount using the black scholes model for put options was computed using the Black Scholes model (assumptions: expected life: 0.50years, volatility 216%, risk free rate 0.07%). The fair value of the put option was $1,998,012.

Thus the fair value of consideration given is $1,585,976 ($3,583,988 less $1,998,012).

b) The intangible asset acquired by Sunlogics Power Fund was a contract that allows them a first right of refusal to acquire assets developed by Sunlogics Inc. at fair value. As the contract is a right to acquire asset at then established fair value, there is no underlying value to this intangible asset resulting in the carrying amount not being recoverable.

Item 2. Management’s Discussion and Analysis or Plan of Operations, page 11

Results of Operations, page 11

7.	We will revise this section in future filings to provide an analysis of our results of operations

Item 4(T). Controls and Procedures, page 13

8.	We will revise the June 30, 2011 10-Q and March 31, 2011 10-Q to remove the internal control disclosure.

Form 8-K filed May 13, 2011

9.	We will file an amended Form 8-K to include pro-forma financial statements and footnotes in compliance with Article 11 of regulation S-X.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael Matvieshen
Michael Matvieshen, CEO
mike@sunlogics.com